Zoloto Resources Ltd.

Formerly Sutcliffe Resources Ltd.
420 – 625 Howe St.
Vancouver, BC
V6C 2T6
Phone: (604) 608-0223 Fax: (604) 608 0344

July 9, 2007

TO THE SHAREHOLDERS

Please be notified that **Zoloto Resources Ltd.'s** (formerly Sutcliffe Resources Ltd.) adjourned Annual General and Special Meeting dated June 8, 2007 will be reconvened to **10:30 am on Tuesday July 24, 2007**.

The location will be at: **Exchange Conference Centre**
Room C
888 Dunsmuir St. Second Floor
Vancouver, BC

Yours truly,
Glen Indra
Director